
03025903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


JUN 30 2003
187
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______________.

Commission File Number: 33-48034

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

El Morro Corrugated Box Corporation
Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

 The Exhibit Index is page 19.

Temple-Inland Inc. Selected Thrift Plans
Financial Statements and Supplemental Schedule
Year Ended December 31, 2002
Table of Contents

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EL MORRO CORRUGATED BOX CORPORATION
SAVINGS AND INVESTMENT PLAN

Date: June 24, 2003



By: ______________________
Jerry Fischer
Temple-Inland Inc.
Benefits Administration Committee

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Auditors

Participants and Administrator of the
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2002 and 2001, and each of the related statements of changes in net assets available for benefits for the year ended December 31, 2002. Each of the financial statements is the responsibility of the Plan's management. Our responsibility is to express an opinion on each of the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, each of the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2002 and 2001, and the changes in their net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of each Plan's financial statements and, in our opinion, is fairly stated in all material respects in relation to each Plan's financial statements taken as a whole.


Ernst & Young LLP

June 9, 2003
Austin, Texas

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan For Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS						
Investments, at fair value:						
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:						
Temple-Inland Inc. Stock Fund	$ -	$ 21,063,834	$ 19,913,387	$ 82,847,585	$ 23,789,924	$ 615,513
AOL Time Warner Stock Fund	-	-	85,408	2,608,940	45,971	-
Chesapeake Stock Fund	-	-	42,271	580,913	46,918	-
Vanguard Retirement Savings Trust	-	11,097,593	13,054,562	51,181,641	26,352,230	549,618
Vanguard Windsor Fund	-	12,415,793	4,796,365	38,450,929	7,945,757	63,129
Vanguard IT Treasury Fund	-	36,171,041	2,809,168	10,721,895	2,931,816	17,045
Vanguard 500 Index Fund	-	16,499,163	6,322,835	36,849,084	10,669,782	118,458
Vanguard Wellington Fund	-	6,276,207	3,090,084	12,227,060	3,166,462	5,862
Vanguard Explorer Fund	-	4,996,900	1,551,205	7,204,155	2,662,720	28,571
Vanguard International Growth Fund	-	2,662,215	587,579	3,102,458	583,976	10,351
Participant loans	-	4,589,555	6,163,548	9,333,225	3,103,883	-
Total investments	-	115,772,301	58,416,412	255,107,885	81,299,439	1,408,547
Receivables:						
Participant loan interest	-	-	9,846	33,742	7,470	-
Employee contributions	-	88,538	96,526	635,869	237,073	21,211
Employer contributions	-	65,664	58,359	274,641	28,676	12,831
Total receivables	-	154,202	164,731	944,252	273,219	34,042
Net assets available for benefits	$ -	$ 115,926,503	$ 58,581,143	$ 256,052,137	$ 81,572,658	$ 1,442,589

See Notes to Financial Statements.

5

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan For Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS						
Investments, at fair value:						
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:						
Temple-Inland Inc. Stock Fund	$ 3,907,235	$ 23,886,529	$ 23,765,673	$ 102,840,015	$ 24,320,877	$ 732,376
AOL Time Warner Stock Fund	240,113	-	221,328	7,384,860	-	-
Chesapeake Stock Fund	-	-	81,005	1,235,969	78,506	-
Vanguard Retirement Savings Trust	4,318,262	7,734,141	11,955,511	48,288,403	20,510,439	498,828
Vanguard Windsor Fund	2,746,408	14,205,782	6,136,060	50,069,156	7,408,063	60,877
Vanguard IT Treasury Fund	121,284	26,586,438	1,906,590	7,448,607	1,787,009	92,508
Vanguard 500 Index Fund	979,158	17,921,489	7,757,769	45,029,408	12,056,214	106,246
Vanguard Wellington Fund	119,808	4,941,991	3,025,009	9,929,069	2,832,283	4,391
Vanguard Explorer Fund	120,314	5,570,246	1,811,117	8,221,979	3,039,204	19,705
Vanguard International Growth Fund	22,123	2,537,348	672,724	3,336,306	745,399	6,473
Participant loans	187,827	4,021,113	5,711,109	8,270,458	2,264,642	-
Total investments	12,762,532	107,405,077	63,043,895	292,054,230	75,042,636	1,521,404
Receivables:						
Participant loan interest	-	-	10,116	34,643	6,846	-
Employee contributions	-	-	116,145	542,691	240,279	18,321
Employer contributions	-	-	69,357	248,870	29,424	11,421
Total receivables	-	-	195,618	826,204	276,549	29,742
LIABILITIES						
Contributions to be refunded	-	-	-	-	59,359	-
Net assets available for benefits	$ 12,762,532	$ 107,405,077	$ 63,239,513	$ 292,880,434	$ 75,259,826	$ 1,551,146

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED THRIFT PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2002

	Temple-Inland Savings Plan for Union Employees 026	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan for Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income (loss) from the separate accounts of Temple-Inland Employee Master Trust:						
Cash dividends	$ 90,962	$ 3,294,791	$ 979,006	$ 4,482,579	$ 1,117,045	$ 23,968
Interest	184,953	481,040	629,173	2,575,526	1,120,889	25,864
Net depreciation in fair value of investments	(1,864,076)	(13,787,432)	(9,110,624)	(50,834,936)	(10,587,570)	(199,480)
Total investment (loss) from Master Trust	(1,588,161)	(10,011,601)	(7,502,445)	(43,776,831)	(8,349,636)	(149,648)
Interest from participant loans	13,591	357,715	481,268	728,823	203,153	-
Contributions:						
Employee	186,520	13,615,486	4,685,295	16,543,780	7,742,974	180,230
Employer	107,063	11,467,273	2,853,963	7,886,870	1,824,736	110,100
Rollovers	-	1,604,431	74,479	951,508	27,949	-
Total contributions	293,583	26,687,190	7,613,737	25,382,158	9,595,659	290,330
Distributions to participants	(1,325,795)	(8,359,562)	(4,537,960)	(20,562,691)	(4,757,136)	(249,239)
Transfers due to plan merger	(10,155,750)	-	-	-	10,155,750	-
Transfer (to) from other plans	-	(152,316)	(712,970)	1,400,244	(534,958)	-
Net (decrease) increase	$(12,762,532)	$ 8,521,426	$ (4,658,370)	$(36,828,297)	$ 6,312,832	$ (108,557)
Net assets available for benefits:						
Beginning of year	$ 12,762,532	$107,405,077	$ 63,239,513	$292,880,434	$ 75,259,826	$ 1,551,146
End of year	$ -	$115,926,503	$ 58,581,143	$256,052,137	$ 81,572,658	$ 1,442,589

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2002

NOTE A--DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of Temple-Inland Inc. and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan"), Inland Savings and Stock Purchase Plan for Collectively Bargained Employees ("Plan For Collectively Bargained Employees") and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1989. The Plan was amended and restated effective April 1, 2002. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax contributions to the Plan. Limitations are based upon a percentage of the employee's eligible compensation in each Plan year. The contribution range allowable, the matching formula for Company contributions, and the maximum Company contribution per participant are defined in the Summary Plan Description. Contribution ranges and Company matching formulas vary based on individual union agreements.

The Plan was amended effective December 31, 2002 to merge with and into the Plan for Collectively Bargained Employees with the Plan for Collectively Bargained Employees being the surviving plan.

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan was amended and restated effective December 1, 2001. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes retirement contributions equal to 3-1/2 percent of a participant's eligible pay.

Non-Salaried Savings Plan

The Non-salaried Savings Plan was established effective January 1, 1990. The plan was amended and restated effective December 1, 2001. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. All non-union hourly employees who have been employed for three months or more by the Company may voluntarily participate in the plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

Salaried Savings Plan

The Salaried Savings Plan was established effective April 1, 1984. The plan was amended and restated effective December 1, 2001. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed 3 percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of 3 percent limited to 6 percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

Plan for Collectively Bargained Employees

The Plan for Collectively Bargained Employees was established effective January 1, 1993. The Plan was amended and restated effective March 1, 2002. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company

NOTE A--DESCRIPTION--Continued

through participation in the Plan. All hourly employees who have been employed for six months by the Company and who are members of collective bargaining units that have entered into agreements with the Company expressly providing for participation in the Plan may voluntarily participate in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65. There are 47 and 33 individual collectively bargained units belonging to the Plan as of December 31, 2002 and 2001, respectively.

Voluntary before-tax employee contributions to the Plan are made through periodic payroll deductions at negotiated percentages of the employee's gross compensation (as defined by the Plan), not to exceed the maximum amount specified by federal tax law. The Company may match a percent of the amount contributed by the employee, subject to maximum amounts, which were agreed upon by the Company and the collectively bargained units. In addition, at its sole discretion, the Company may also make profit-sharing contributions.

The Plan was amended effective December 31, 2002 to merge with the Savings Plan for Union Employees with the Plan for Collectively Bargained Employees being the surviving plan.

El Morro

The El Morro Plan was established effective August 1, 1992. The Plan was amended and restated January 1, 2000. Banco Popular Trust Division is the Trustee for this plan with Vanguard Fiduciary Trust Company serving as the recordkeeper. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to 10% percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by federal and Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first three percent of the participant's compensation and fifty cents for every dollar of the next three percent of compensation the participant elects to contribute under the Plan. The Company's contribution is limited to $4,000 per participant in each plan year. No Company contribution will be made on the employee's after-tax contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions to be made in multiples of 10 percent into various separate investment accounts within the T-I Trust. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. The Plans were amended in 2002 to allow a participant to transfer all or any portion (in multiples of ten percent (10%)) of his before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the funds to any of the active funds; provided,

NOTE A--DESCRIPTION--Continued

however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age fifty-nine(59) prior to January 1, 2003, or completed a period of service of at least three (3) years. All Company retirement contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund. The AOL Time Warner Common Stock Fund and Chesapeake Stock Fund are restricted from further contributions and transfers into the fund.

Each of the Plans except for El Morro participate in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months of participation, 67 percent vested after 24 months and 100 percent vested after 36 months. Retirement contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company contributions not otherwise vested, vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited and applied to reduce the Company's future contributions.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. A forfeiture occurs in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future employer contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Summary Plan Descriptions. All significant costs of administering the Plans are paid by the Company. Vanguard Fiduciary Trust Company is the recordkeeper for the Plans.

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Purchases and sales of securities are recorded on a trade-date basis.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make

NOTE B--SUMMARY OF ACCOUNTING POLICIES--Continued

estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investments in common stocks, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company (Vanguard) was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a monthly basis.

Investments

Investments are stated at fair value. The fair values of the Temple-Inland Inc. Stock Fund, the AOL Time Warner Stock Fund and Chesapeake Stock Fund are based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is stated at fair value, as determined by Vanguard, based on the contract values of the underlying investment contracts.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2002

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2002 and 2001:

	2002	2001
Investments at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$148,230,243	$179,452,705
AOL Time Warner Stock Fund	2,740,319	7,846,301
Chesapeake Stock Fund	670,102	1,395,480
Vanguard Retirement Savings Trust	102,235,644	93,305,584
Vanguard Windsor Fund	63,671,973	80,626,346
Vanguard IT Treasury Fund	52,650,965	37,942,436
Vanguard 500 Index Fund	70,459,322	83,850,284
Vanguard Wellington Fund	24,765,675	20,852,551
Vanguard Explorer Fund	16,443,551	18,782,565
Vanguard International Growth Fund	6,946,579	7,320,373
Total	$488,814,373	$531,374,625

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST--Continued

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2002 and 2001:

December 31, 2002	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Temple-Inland Inc. Stock Fund	-	14.21	13.43	55.89	16.05	0.42
AOL Time Warner Stock Fund	-	-	3.12	95.20	1.68	-
Chesapeake Stock Fund	-	-	6.31	86.69	7.00	-
Vanguard Retirement Savings Trust	-	10.85	12.77	50.06	25.78	0.54
Vanguard Windsor Fund	-	19.50	7.53	60.39	12.48	0.10
Vanguard IT Treasury Fund	-	68.70	5.34	20.36	5.57	0.03
Vanguard 500 Index Fund	-	23.42	8.97	52.30	15.14	0.17
Vanguard Wellington Fund	-	25.34	12.48	49.37	12.79	0.02
Vanguard Explorer Fund	-	30.39	9.43	43.82	16.19	0.17
Vanguard International Growth Fund	-	38.32	8.46	44.66	8.41	0.15

December 31, 2001	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Temple-Inland Inc. Stock Fund	2.18	13.31	13.24	57.31	13.55	0.41
AOL Time Warner Stock Fund	3.06	-	2.82	94.12	-	-
Chesapeake Stock Fund	-	-	5.80	88.57	5.63	-
Vanguard Retirement Savings Trust	4.63	8.29	12.81	51.75	21.98	0.53
Vanguard Windsor Fund	3.41	17.62	7.61	62.10	9.19	0.08
Vanguard IT Treasury Fund	0.32	70.07	5.02	19.63	4.71	0.24
Vanguard 500 Index Fund	1.17	21.37	9.25	53.70	14.38	0.13
Vanguard Wellington Fund	0.57	23.70	14.51	47.62	13.58	0.02
Vanguard Explorer Fund	0.64	29.66	9.64	43.77	16.18	0.10
Vanguard International Growth Fund	0.30	34.66	9.19	45.58	10.18	0.09

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST--Continued

Investment income (loss) for the separate investment accounts for the year ended December 31, 2002 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ (34,411,456)	$ -	$ 4,044,643	$ (30,366,813)
AOL Time Warner Stock Fund	(4,506,316)	-	-	(4,506,316)
Chesapeake Stock Fund	(406,722)	-	-	(406,722)
Vanguard Retirement Savings Trust	-	5,017,445	-	5,017,445
Vanguard Windsor Fund	(19,577,008)	-	900,786	(18,676,222)
Vanguard IT Treasury Fund	2,928,502	-	3,001,059	5,929,561
Vanguard 500 Index Fund	(20,877,171)	-	1,147,829	(19,729,342)
Vanguard Wellington Fund	(2,693,662)	-	792,319	(1,901,343)
Vanguard Explorer Fund	(5,332,403)	-	1,831	(5,330,572)
Vanguard International Growth Fund	(1,507,882)	-	99,884	(1,407,998)
Total	$ (86,384,118)	$ 5,017,445	$ 9,988,351	$ (71,378,322)

NOTE D--NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Inc. Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	Savings Plan for Union Employees 026	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Net Assets at December 31, 2001:						
Temple-Inland Inc. Stock Fund	$ 3,907,235	$ 23,886,529	$ 23,765,673	$ 102,840,015	$ 24,320,877	$ 732,376
Vanguard IT Treasury Fund	-	26,586,438	-	-	-	-
Receivables:						
Temple-Inland Inc. Stock Fund	-	-	94,558	333,804	79,475	14,580
Payables:						
Temple-Inland Inc. Stock Fund	-	-	-	-	(14,741)	-
Total Net Assets	$ 3,907,235	$ 50,472,967	$ 23,860,231	$ 103,173,819	$ 24,385,611	$ 746,956
Changes in Net Assets:						
Contributions	$ 139,506	$ 13,723,073	$ 3,417,884	$ 9,359,458	$ 2,941,815	$ 138,865
Dividends and interest	63,640	2,630,653	536,890	2,296,216	580,498	16,615
Net depreciation in fair value of investments	(919,666)	(2,817,957)	(4,650,970)	(19,383,447)	(4,442,495)	(152,238)
Benefits paid to participants	(346,619)	(3,364,091)	(1,750,331)	(4,969,997)	(1,357,918)	(75,137)
Transfers (to) from other plans	(3,047,213)	(117,453)	(407,373)	731,035	2,828,822	-
Transfers (to) from participant directed investments	203,117	(3,213,649)	(1,005,813)	(7,978,621)	(1,081,981)	(44,137)
Change in net assets	$ (3,907,235)	$ 6,840,576	$ (3,859,713)	$ (19,945,356)	$ (531,259)	$ (116,032)
Net Assets at December 31, 2002:						
Temple-Inland Inc. Stock Fund	$ -	$ 21,063,834	$ 19,913,387	$ 82,847,585	$ 23,789,924	$ 615,513
Vanguard IT Treasury Fund	-	36,171,041	-	-	-	-
Receivables:						
Temple-Inland Inc. Stock Fund	-	51,993	87,131	380,878	64,428	15,411
Vanguard IT Treasury Fund	-	26,675	-	-	-	-
Total Net Assets	$ -	$ 57,313,543	$ 20,000,518	$ 83,228,463	$ 23,854,352	$ 630,924

NOTE E--TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 31, 2000
Savings and Retirement Plan	May 31, 2000
Non-Salaried Savings Plan	July 7, 1994
Salaried Savings Plan	May 31, 2000
Plan for Collectively Bargained Employees	May 20, 2002

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. El Morro has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Plans, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plans are qualified and the related trust is tax exempt.

NOTE F--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

NOTE G--SUBSEQUENT EVENT

Effective January 1, 2003, the Salaried Savings Plan, the Non-Salaried Savings Plan, and the Savings Plan For Union Employees were amended and restated to reflect the merger of the Gaylord Retirement Savings Plan and the Gaylord Retirement Savings Plan for Hourly employees effective as of 11:59 P. M. on December 31, 2002, and to make certain other changes.

Effective January 1, 2003, the Plan for Collectively Bargained Employees was amended to change the plan name to Temple-Inland Savings Plan for Union Employees.

Temple-Inland Inc. Selected Thrift Plans
Schedule H Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	5.75% to 11.00%	$ 4,589,555
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	6.00% to 11.00%	$ 6,163,548
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.75% to 11.50%	$ 9,333,225
Inland Savings And Stock Purchase Plan For Collectively Bargained Employees	457	13-2946332	Participant Loans	5.75% to 11.50%	$ 3,103,883

*Represents party-in-interest

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	20
99.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	21
99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	22

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-48034) pertaining to the El Morro Corrugated Box Corporation Savings and Investment Plan of our report dated June 9, 2003, with respect to the financial statements of the El Morro Corrugated Box Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

June 24, 2003
Austin, Texas

Exhibit 99.1

Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Jerry Fischer, Principal Executive Officer of the El Morro Corrugated Box Corporation Savings and Investment Plan, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Annual Report on Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the El Morro Corrugated Box Corporation Savings and Investment Plan.



Jerry Fischer
June 25, 2003

Exhibit 99.2

**Certification of Principal Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

I, Roger Marietti, Principal Financial Officer of the El Morro Corrugated Box Corporation Savings and Investment Plan, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Annual Report on Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the El Morro Corrugated Box Corporation Savings and Investment Plan.



Roger Marietti
June 26, 2003